UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)

Imperalis Holding Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45257M106

(CUSIP Number)

MILTON C. AULT, III

c/o BitNile Holdings, Inc.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 6, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON BITNILE HOLDINGS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 159,520,163(1)
	8	SHARED VOTING POWER 140,253,571(2)
	9	SOLE DISPOSITIVE POWER 159,520,163(1)
	10	SHARED DISPOSITIVE POWER 140,253,571(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 299,773,734
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.27%
14	TYPE OF REPORTING PERSON CO

(1)	Represents shares of common stock issuable upon conversion of 25,000 shares of series A preferred stock as of September 8, 2022. Each share of series A preferred stock has a stated value of $1,000 and is convertible into such number of shares of common stock equal to the stated value divided by eighty percent (80%) of the volume weighed average price of the Issuer’s common stock over the 10 trading days immediately preceding the date of conversion. Does not include any shares of the Issuer’s common stock that are issuable, at the Issuer’s option, in lieu of payment in cash of the dividend that accrues at 8% per annum. Also does not include any shares of common stock issuable upon exercise of a common stock purchase warrant, as the warrant will not be exercisable by the reporting person. The warrant will only be exercisable by the reporting person’s stockholders after distribution.
(2)	Represents (i) 129,363,756 shares of common stock held by BitNile, Inc., (ii) 16,501 shares of common stock held by Digital Power Lending, LLC and (iii) 10,873,314 shares of Common Stock issuable upon conversion of an outstanding convertible promissory note in the principal face amount of $101,529, which is convertible into shares of Common Stock at a conversion price of $0.01 per share.

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1	NAME OF REPORTING PERSON BITNILE, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 129,363,756
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 129,363,756
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,363,756
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.00%
14	TYPE OF REPORTING PERSON CO

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1	NAME OF REPORTING PERSON DIGITAL POWER LENDING, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,889,815(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,889,815(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,889,815
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.31%
14	TYPE OF REPORTING PERSON OO

(1)	Represents (i) 16,501 shares of Common Stock and (ii) 10,873,314 shares of Common Stock issuable upon conversion of an outstanding convertible promissory note in the principal face amount of $101,529, which is convertible into shares of Common Stock at a conversion price of $0.01 per share.

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1	NAME OF REPORTING PERSON DAVID J. KATZOFF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON IN

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This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D filed by the undersigned on December 23, 2021 as amended on January 28, 2022 (the “Schedule 13D”). Except as otherwise specified in this Amendment No. 2, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	This statement is filed by:

(i)	BitNile Holdings, Inc., a Delaware corporation, with respect to the Shares beneficially owned by it directly and through its subsidiaries BitNile, Inc. and Digital Power Lending, LLC;

(ii)	BitNile, Inc., a Nevada corporation, with respect to the Shares directly and beneficially owned by it;

(iii)	Digital Power Lending, LLC, a California limited liability company, with respect to the Shares directly and beneficially owned by it; and

(iv)	David J. Katzoff, Chief Financial Officer, Secretary and Treasurer of the Issuer and Manager of Digital Power Lending, LLC.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, attached hereto as Exhibit 99.1. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of BitNile Holdings, Inc. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed in Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

Set forth on Schedule B annexed hereto (“Schedule B”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of BitNile, Inc. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed in Schedule B beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

Set forth on Schedule C annexed hereto (“Schedule C”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Digital Power Lending, LLC. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed in Schedule C beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The principal business address of BitNile Holdings, Inc. and BitNile, Inc. is 11411 Southern Highlands Parkway, Suite 240, Las Vegas, Nevada 89141. The principal business address of Digital Power Lending, LLC and Mr. Katzoff is 940 South Coast Drive, Suite 200, Costa Mesa, CA 92626.

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(c)       BitNile Holdings, Inc. is a diversified holding company pursuing growth by acquiring undervalued businesses and disruptive technologies with a global impact. Through its wholly and majority-owned subsidiaries and strategic investments, BitNile Holdings owns and operates a data center at which it mines Bitcoin and provides mission-critical products that support a diverse range of industries, including oil exploration, defense/aerospace, industrial, automotive, medical/biopharma, karaoke audio equipment, hotel operations and textiles. The principal business of BitNile, Inc. is Bitcoin mining, data center operations and decentralized finance initiatives. The principal business of Digital Power Lending, LLC is investing in securities. The principal occupation of Mr. Katzoff is serving as the Manager of Digital Power Lending, LLC.

(d)       No Reporting Person nor any person listed in Schedules A through C has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person nor any person listed in Schedules A through C has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        BitNile Holdings, Inc. is organized under the laws of the State of Delaware. BitNile, Inc. is organized under the laws of the State of Nevada. Digital Power Lending, LLC is organized under the laws of the State of California. Mr. Katzoff is a citizen of the United States of America. The citizenship of the persons listed in Schedules A through C is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The securities of the Issuer purchased by each of BitNile, Inc. and Digital Power Lending, LLC were purchased with working capital. The purchase price of the 129,363,756 Shares directly owned by BitNile, Inc. is $200,000.00. The aggregate purchase price of the 16,501 Shares directly owned by Digital Power Lending, LLC is $2,526.77. The aggregate purchase price of the convertible promissory note directly owned by Digital Power Lending, LLC and currently convertible into 10,873,314 Shares is $100,000. The aggregate purchase price of the 25,000 shares of series A preferred stock directly owned by BitNile Holdings, Inc. and currently convertible into 159,520,163 Shares and the common stock purchase warrants that will only be exercisable by the stockholders of BitNile Holdings, Inc. after distribution, is $36,643,580.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 161,704,695 Shares outstanding, which is the total number of Shares outstanding as reported by the Issuer as of September 8, 2022.

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A.	BitNile Holdings, Inc.

(a)	As of the close of business on September 8, 2022, BitNile Holdings, Inc. may be deemed to beneficially own 299,773,734 Shares, consisting of (i) 129,363,756 Shares held by BitNile, Inc., (ii) 16,501 Shares held by Digital Power Lending, LLC, (iii) 10,873,314 Shares issuable upon conversion of an outstanding convertible promissory note in the principal face amount of $101,529, which is convertible into Shares at a conversion price of $0.01 per share, and (iv) 159,520,163 shares of common stock issuable upon conversion of 25,000 shares of series A preferred stock as of September 8, 2022. Each share of series A preferred stock has a stated value of $1,000 and is convertible into such number of shares of common stock equal to the stated value divided by eighty percent (80%) of the volume weighed average price of the Issuer’s common stock over the 10 trading days immediately preceding the date of conversion. Does not include any shares of the Issuer’s common stock that are issuable, at the Issuer’s option, in lieu of payment in cash of the dividend that accrues at 8% per annum. Also does not include any shares of common stock issuable upon exercise of a common stock purchase warrant, as the warrant will not be exercisable by the reporting person. The warrant will only be exercisable by the reporting person’s stockholders after distribution. BitNile Holdings, Inc. may be deemed to beneficially own the Shares beneficially owned by BitNile, Inc. and Digital Power Lending, LLC by virtue of its relationship with such entity described in Item 2.

Percentage: 90.27%

(b)	1. Sole power to vote or direct vote: 159,520,163

2. Shared power to vote or direct vote: 140,253,571

3. Sole power to dispose or direct the disposition: 159,520,163

4. Shared power to dispose or direct the disposition: 140,253,571

(c)	BitNile Holdings, Inc. has not entered into any transactions in the Shares during the past sixty days except for the acquisition of the 25,000 shares of series A preferred stock currently convertible into 159,520,163 Shares, and the common stock purchase warrants that will only be exercisable by the stockholders of BitNile Holdings, Inc. after distribution, which shares of series A preferred stock and warrants were acquired directly from the Issuer in exchange for all of the issued and outstanding shares owned by BitNile Holdings, Inc. in TurnOnGreen, Inc. and elimination all of the intercompany accounts between BitNile Holdings, Inc. and TurnOnGreen, Inc. evidencing historical equity investments made by BitNile Holdings, Inc. to TurnOnGreen, Inc., in the amount of $36,643,580.

B.	BitNile, Inc.

(a)	As of the close of business on September 8, 2022, BitNile, Inc beneficially owns 129,363,756 shares of Common Stock held directly by it.

Percentage: 80.00%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 129,363,756

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 129,363,756

(c)	BitNile, Inc. has not entered into any transactions in the Shares during the past sixty days.

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C.	Digital Power Lending, LLC

(a)	As of the close of business on September 8, 2022, Digital Power Lending, LLC may be deemed to beneficially own 10,889,815 Shares, consisting of (i) 16,501 Shares held directly and (ii) 10,873,314 Shares issuable upon conversion of an outstanding convertible promissory note in the principal face amount of $101,529, which is convertible into Shares at a conversion price of $0.01 per share.

Percentage: 6.31%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 10,889,815

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 10,889,815

(c)	The only transactions by Digital Power Lending, LLC in the Shares during the past sixty days was 6,501 Shares purchased in an open market transaction on September 6, 2022 at $0.2108 per Share.

D.	David J. Katzoff

(a)	As of the close of business on September 8, 2022, Mr. Katzoff does not beneficially own any Shares.

Percentage: 0.0%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Katzoff has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On September 8, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

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Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

99.1	Joint Filing Agreement by and among BitNile Holdings, Inc., BitNile, Inc., Digital Power Lending, LLC and David J. Katzoff, dated September 8, 2022.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2022

BITNILE HOLDINGS, INC.
/s/ David J. Katzoff
DAVID J. KATZOFF	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	Executive Chairman

BITNILE, INC.

By:	/s/ Henry C.W. Nisser
	Name:	Henry C.W. Nisser
	Title:	President

DIGITAL POWER LENDING, LLC

By:	/s/ David J.Katzoff
	Name:	David J.Katzoff
	Title:	Manager

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SCHEDULE A

Officers and Directors of BitNile Holdings, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Milton C. Ault, III Executive Chairman	Executive Chairman of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
William B. Horne Chief Executive Officer and Director	Chief Executive Officer of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Henry C.W. Nisser President, General Counsel and Director	President and General Counsel of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 100 Park Avenue, 16th Floor, Suite 1658A, New York, NY 10017	Sweden
Kenneth S. Cragun Chief Financial Officer	Chief Financial Officer of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Howard Ash Independent Director	Chairman of Claridge Management	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Jeffrey A. Bentz Independent Director	President of North Star Terminal & Stevedore Company	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Robert O. Smith Independent Director	Independent Executive Consultant	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Moti Rosenberg Independent Director	Independent Consultant	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	Israel

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SCHEDULE B

Officers and Directors of BitNile, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Milton C. Ault, III Executive Chairman	Executive Chairman of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
William B. Horne Chief Executive Officer and Director	Chief Executive Officer of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Henry C.W. Nisser President, General Counsel and Director	President and General Counsel of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 100 Park Avenue, 16th Floor, Suite 1658A, New York, NY 10017	Sweden
Kenneth S. Cragun Chief Financial Officer	Chief Financial Officer of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Christopher K. Wu Executive Vice President and Director	Executive Vice President of Alternative Investments of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Darren Magot Director	Chief Executive Officer of Ault Alliance, Inc.	c/o Ault Alliance, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA

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SCHEDULE C

Officers and Directors of Digital Power Lending, LLC

Name and Position	Principal Occupation	Principal Business Address	Citizenship
David J. Katzoff Manager	Manager of Digital Power Lending, LLC	c/o Digital Power Lending, LLC, 940 South Coast Drive, Suite 200, Costa Mesa, CA 92626	USA

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